


BB 3/8

05037370

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response ... 12.00

PROCESSING
RECEIVED
FEB 2 5 2005
213
WASH., D.C.

SECURITIES AND EXCHANGE COMMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51388

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/04___ AND ENDING ___12/31/04___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRD #46343

Oak Grove Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 South Walnut Street
(No. and Street)

Rochester   Illinois   62563
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McCarthy   217-498-8600
                                                     (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Estes, Bridgewater & Ogden
(Name — if individual, state last, first, middle name)

901 S. Second Street   Springfield   Illinois   62704
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Christopher Bivens_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Oak Grove Investment Services, Inc._____, as of _____December 31_____, 20 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

```
OFFICIAL SEAL
DONALD J. MCCARTHY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12-4-2006
```

_____
Notary Public

_____
Signature

SEC - TREAS
_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

Oak Grove Investment Services, Inc.

Table of Contents

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A.
PAUL R. EDDINGTON, JR., C.P.A.
JEANNE M. MICHAUD, C.P.A.
VALERIE R. AUSMUS, C.P.A.
CATHY A. SALMON

Estes, Bridgewater & Ogden

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statement of financial condition of Oak Grove Investment Services, Inc. (a Corporation) as of December 31, 2004 and the related statements of changes in stockholders' equity, income, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Estes, Bridgewater & Ogden
Certified Public Accountants

February 21, 2005

1

Oak Grove Investment Services, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

Assets

CURRENT ASSETS

Cash & cash equivalents	$ 57,450
Investment	6,000
Accounts receivable	28,536
Total current assets	91,986

PROPERTY & EQUIPMENT – less accumulated depreciation of $2,812   0

TOTAL ASSETS .... $ 91,986

Liabilities and Stockholders' Equity

CURRENT LIABILITIES

Accounts payable	$ 23,400
Income taxes payable	12,141
Total current liabilities	35,541

STOCKHOLDERS' EQUITY

Common stock – Authorized 1,000,000 Shares, no par value; issued and outstanding 1,000,000 shares	1,000
Paid in capital	12,050
Retained earnings	43,395
Total stockholders' equity	56,445

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .... $ 91,986

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2004

Balance Beginning of Year	$ 12,024
Net income for the year	44,421
Dividends paid	0
Additional paid in capital	0
Balance End of Year	$ 56,445

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF INCOME
For the year ended December 31, 2004

REVENUE

Commission income	$573,882
Registration & license	16,095
Interest income	91
Total revenue	590,068

EXPENSES

Legal & accounting	1,995
Bank charges	671
Bonus	500
Commissions	436,168
Licensing	39,665
Contract labor	32,726
Office supplies	846
Postage	622
Miscellaneous	100
Speaker & meeting expenses	288
Telephone	671
Insurance	307
Storage	2,871
Internet	300
Management fee	15,000
Depreciation	536
Total expenses	533,266

NET INCOME BEFORE INCOME TAXES	**56,802**
Federal & State Income Taxes	(12,381)
NET INCOME FOR THE YEAR	**$ 44,421**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$ 44,421
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	536
(Increase) in accounts receivable	(17,671)
Increase in accounts payable	14,491
Increase in income taxes payable	11,784
Net cash provided by operating activities	53,561

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment	(536)

INCREASE IN CASH AND CASH EQUIVALENTS	**53,025**
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	4,425
CASH AND CASH EQUIVALENTS – END OF YEAR	**$ 57,450**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
COMPUTATION OF NET CAPITAL
For the year ended December 31, 2004

Allowable assets	$ 91,986
Un-allowable assets	0
Total allowable assets	91,986
Total liabilities	(35,541)
Net capital per audit report accrual basis	56,445

Adjust to cash basis
Less: Account receivable	(28,536)
Plus: Accounts payable	35,541
Net capital per client cash basis December 31, 2004 Focus Report	$ 63,450

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. <u>Nature of Business</u> - Oak Grove Investment Services, Inc. (Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

b. <u>Basis on accounting</u> - The books and records of the Company are maintained on the cash basis of accounting for tax reporting purposes and are converted to the accrual basis for financial statement reporting purposes. For financial statement reporting revenues are recognized when earned and expenses are recognized when incurred.

c. <u>Cash and cash equivalents</u> - Short-term investments with an original maturity of three months or less are considered to be cash equivalents.

d. <u>Property & equipment</u> - Fixed assets are stated at cost. Depreciation is computed using the modified cost recovery methods allowable under the Internal Revenue Code. The recovery periods being used are 5 and 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

e. <u>Income taxes</u> - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

f. <u>Estimates</u> - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – INVESTMENT

The Company has a $6,000 certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2005. The rate of interest is 1.5%.

NOTE 3 – INCOME TAXES

Income taxes payable consist of the following at December 31, 2004:

Federal	$ 8,453
State	3,928
Total	12,381
Less: Federal Estimates	(240)
Balances payable	$ 12,141

NOTE 4 – MANAGEMENT FEE

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2004 the company paid $15,000 to Acorn Service Group, Inc. The following items are included in and are part of the management fee: office space, office staff, utilities, office supplies, office equipment, and management of the company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

Estes, Bridgewater & Ogden

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A.
PAUL R. EDDINGTON, JR., C.P.A.
JEANNE M. MICHAUD, C.P.A.
VALERIE R. AUSMUS, C.P.A.
CATHY A. SALMON

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

RECEIVED
FEB 2 5 2005
213

To the Board of Directors
Oak Grove Investment Services, Inc.

In planning and performing our audit of the financial statements of Oak Grove Investment Services, Inc. for the year ended December 31, 2004, we considered its internal control over financial reporting in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control structure.

Our consideration of the internal control over financial reporting would not necessarily disclose all matters in the internal control over financial reporting that might be material weaknesses. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be directed within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control over financial reporting and its operation that we consider to be material weaknesses.

Estes, Bridgewater & Ogden
Certified Public Accountants

February 21, 2005